Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Year Ended December 31,
	2006	2007	2008		2009	2010
Earnings:
Income (loss) from continuing operations before provision (benefit) for income taxes	$405	$578	$(813)		$(107)	$(63)
Add:
Fixed charges, net of capitalized interest	289	251	277		288	279
Total earnings available for fixed charges	694	829	(536)		181	216
Fixed charges (1):
Interest expense, net	208	187	174		226	255
Add back interest income, which is netted in interest expense	11	6	6		1	1
Add back refinance charges/gains (losses) on bond repurchases/retirement of subordinated convertible debentures, included in interest expense	—	—	41		20	(28)
Interest expense—subordinated convertible debentures, net	13	9	9		(4)	8
Capitalized interest	1	2	1		1	—
Interest component of rent expense	53	49	47		45	43
Interest expense—discontinued operation	4	—	—		—	—
Fixed charges	$290	$253	$278		$289	$279
Ratio of earnings to fixed charges	2.4x	3.3x	—	(2)(3)	— (2)	— (2)

(1)	Fixed charges consist of interest expense, which includes amortization of deferred finance charges, interest expense-subordinated debentures, capitalized interest and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.
(2)	Due to our losses for the years ended December 31, 2010, 2009 and 2008, the ratio coverage was less than 1:1 for these years. We would have had to have generated additional earnings of $63, $108 and $814 for the years ended December 31, 2010, 2009 and 2008 respectively, to have achieved coverage ratios of 1:1.
(3)	The loss for the year ended December 31, 2008 includes the effect of an $1,147 pretax non-cash goodwill impairment charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.2x for the year ended December 31, 2008.